BB 6/9 *



10031407

PUBLIC

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LETSGOTRADE, INC. DBA CHOICETRADE

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 STATE ROUTE 18 - SUITE 3000
(No. and Street)

EAST BRUNSWICK (City) NEW JERSEY (State) 08816 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD BUCKNER 732-214-2645 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVI VENKATARAMAN, CPA
(Name – *if individual, state last, first, middle name*)

14 COURTSIDE LANE (Address), PRINCETON (City) NEW JERSEY (State) 08540 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 6/10

SEC-WH

OATH OR AFFIRMATION

I, RONALD H. BUCKNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LETSGOTRADE, INC. DBA. CHOICETRADE, as of MAY 27, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

CELIA M. LUBUCCHIARO
Notary Public - State of New Jersey
No. 2336985
My Commission Expires November 10, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LetsGoTrade, Inc
STATEMENTS OF FINANCIAL CONDITION

	March 31, 2010	March 31, 2009
ASSETS		
Current Assets:		
Cash	666,165	$185,316
Clearing Firm Accounts	170,921	192,317
Other Receivables	75,451	60,642
Prepaid Expenses (Note 2)	30,392	23,162
Other Current Assets	216,354	247,022
Total Current Assets	1,159,283	708,459
Property and Equipment,		
Net of Accumulated Depreciation of $81,011 in 2010 and 2009 (Note 1,3)	0	0
Total Property and Equipment	0	0
Other Assets:		
Security Deposits (Note 4)	5,697	4,090
Software Development Costs net of Accumulated Amortization of $165,908 in 2010 and $60,139 in 2009 (Note 1,11)	362,939	468,708
Total Other Assets	368,636	472,798
TOTAL ASSETS	$1,527,919	$1,181,257
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	40,467	41,193
Accrued Expenses	33,083	8,750
Other Current Liabilities (Note 8)	35,000	35,000
Total Current Liabilities	108,550	84,943
Stockholders' Equity:		
Common Stock (Note 6,7,10)	259,193	254,193
Preferred Stock (Note 10)	20	20
Additional Paid - in Capital	3,180,134	2,685,134
Retained Earnings	(2,019,978)	(1,843,033)
Total Stockholders' Equity	1,419,369	1,096,314
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,527,919	$1,181,257

The Notes to Financial Statements are an integral part of these statements.

LetsGoTrade, Inc
STATEMENTS OF FINANCIAL CONDITION

	March 31, 2010	March 31, 2009
ASSETS		
Current Assets:		
Cash	666,165	$185,316
Clearing Firm Accounts	170,921	192,317
Other Receivables	75,451	60,642
Prepaid Expenses (Note 2)	30,392	23,162
Other Current Assets	216,354	247,022
Total Current Assets	1,159,283	708,459
Property and Equipment,		
Net of Accumulated Depreciation of $81,011 in 2010 and 2009 (Note 1,3)	0	0
Total Property and Equipment	0	0
Other Assets:		
Security Deposits (Note 4)	5,697	4,090
Software Development Costs net of Accumulated Amortization of $165,908 in 2010 and $60,139 in 2009 (Note 1,11)	362,939	468,708
Total Other Assets	368,636	472,798
TOTAL ASSETS	$1,527,919	$1,181,257
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	40,467	41,193
Accrued Expenses	33,083	8,750
Other Current Liabilities (Note 8)	35,000	35,000
Total Current Liabilities	108,550	84,943
Stockholders' Equity:		
Common Stock (Note 6,7,10)	259,193	254,193
Preferred Stock (Note 10)	20	20
Additional Paid - in Capital	3,180,134	2,685,134
Retained Earnings	(2,019,978)	(1,843,033)
Total Stockholders' Equity	1,419,369	1,096,314
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,527,919	$1,181,257

The Notes to Financial Statements are an integral part of these statements.